Exhibit 99.1

ALLOT LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AS OF JUNE 30, 2026

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AS OF JUNE 30, 2026

U.S. DOLLARS IN THOUSANDS

- - - - - - - -

ALLOT LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,759	$17,107
Restricted deposits	3,637	3,573
Short-term bank deposits	31,100	15,100
Available-for-sale marketable securities	57,345	48,663
Trade receivables, net (net of allowance for credit losses $ 9,148 and $9,611 on June 30, 2026 and December 31, 2025, respectively)	25,170	17,451
Other receivables and prepaid expenses	9,403	9,906
Inventories	17,497	13,180

Total current assets	157,911	124,980

NON-CURRENT ASSETS:
Severance pay fund	333	295
Restricted deposit	666	3,327
Operating lease right-of-use assets	6,547	5,518
Other assets	957	732
Property and equipment, net	5,319	6,014
Goodwill	31,833	31,833

Total non-current assets	45,655	47,719

Total assets	$203,566	$172,699

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,418	$938
Employees and payroll accruals	8,782	9,254
Deferred revenues	45,613	24,700
Short-term operating lease liabilities	1,588	348
Other payables and accrued expenses	12,530	11,919

Total current liabilities	69,931	47,159

LONG-TERM LIABILITIES:
Deferred revenues	8,334	5,912
Long-term operating lease liabilities	5,331	5,392
Accrued severance pay	645	886

Total long-term liabilities	14,310	12,190

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value: 200,000,000 shares authorized, 50,198,549 and 49,461,282 shares issued and 49,382,549 and 48,645,282 shares outsatanding as of June 30, 2026 and December 31, 2025, respectively.	1,306	1,281
Additional paid-in capital	378,142	375,430
Treasury share at cost - 816,000 shares as of June 30, 2026 and December 31, 2025.	(3,998)	(3,998)
Accumulated other comprehensive income	1,354	2,632
Accumulated deficit	(257,479)	(261,995)

Total shareholders' equity	119,325	113,350

Total liabilities and shareholders' equity	$203,566	$172,699

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands, except share and per share data

	Six Months Ended
	June 30,
	2026	2025
Revenues
Products	$14,176	$14,040
Services	39,986	33,161
Total revenues	54,162	47,201

Cost of revenues
Products	6,336	6,136
Services	9,316	7,687
Total cost of revenues	15,652	13,823

Gross profit	38,510	33,378

Operating expenses:
Research and development costs (net of grant participations of $ 48 and $ 68 for the six months ended June 30, 2026, and 2025, respectively)	13,273	13,252
Sales and marketing	15,865	14,599
General and administrative	6,745	6,643
Total operating expenses	35,883	34,494

Operating income (loss)	2,627	(1,116)

Loss from extinguishment	-	(1,410)
Other income	-	100
Financial income, net	2,760	1,033

Income (loss) before income tax expenses	5,387	(1,393)
Income tax expenses	872	628

Net income (loss)	$4,515	$(2,021)

Income (loss) per share
Basic	$0.09	$(0.05)
Diluted	$0.09	$(0.05)

Weighted average shares outstanding
Basic	48,965,108	39,944,413
Diluted	49,864,006	39,944,413

Unrealized (loss) income on available-for-sale marketable securities	(66)	107
Total comprehensive (loss) income from available-for-sale marketable securities	(66)	107

Unrealized income on foreign currency cash flow hedges transactions	1,605	3,108
Net amount reclassified to earnings from hedging transactions	(2,816)	(542)
Total comprehensive (loss) income from hedge transactions	(1,211)	2,566

Total other comprehensive (loss) income	(1,277)	2,673

Total comprehensive income	3,238	652

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury share	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Outstanding shares	Amount

Balance as of December 31, 2024	39,530,993	1,012	318,138	(3,998)	357	(265,700)	49,809

Issuance of share capital	5,000,000	184	46,404	-	-	-	46,588
Exercise of share options and restricted share units	1,943,308	20	218	-	-	-	238
Share-based compensation	-	-	2,430	-	-	-	2,430
Other comprehensive income	-	-	-	-	2,673	-	2,673
Net loss	-	-	-	-	-	(2,021)	(2,021)
Balance as of June 30, 2025	46,474,301	1,216	367,190	(3,998)	3,030	(267,721)	99,717

Balance as of December 31, 2025	48,645,282	1,281	375,430	(3,998)	2,632	(261,995)	113,350

Exercise of restricted share units	737,267	25	(25)	-	-	-	-
Share-based compensation	-	-	2,737	-	-	-	2,737
Other comprehensive loss	-	-	-	-	(1,277)	-	(1,277)
Net income	-	-	-	-	-	4,515	4,515
Balance as of June 30, 2026	49,382,549	1,306	378,142	(3,998)	1,355	(257,480)	119,325

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended
	June 30,
	2026	2025

Cash flows from operating activities:

Net income (loss)	4,515	(2,021)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,345	2,419
Share-based compensation	2,737	2,430
Capital loss	-	255
Loss from extinguishment	-	1,410
Other income	-	(100)
Amortization of premium, discount and accrued interest on marketable securities	(445)	(862)
Financial income from lease modification	(1,158)
Loss (gain) of foreign exchange on cash and cash equivalents	32	(409)
Changes in operating assets and liabilities:
(Decrease) increase in accrued severance pay, net	(279)	89
(Increase) decrease in other assets, other receivables and prepaid expenses	(933)	1,619
Increase (decrease) in operating leases liability	581	(203)
Decrease in operating lease right-of-use asset	727	579
Increase in trade receivables, net	(7,719)	(3,653)
(Increase) decrease in inventories	(4,317)	106
Increase (decrease) in trade payables	480	(22)
(Decrease) increase in employees and payroll accruals	(472)	573
Increase in deferred revenues	23,335	2,536
Increase in other payables and accrued expenses	612	914

Net cash provided by operating activities	19,041	5,660

Cash flows from investing activities:

Decrease in restricted deposit	2,597	353
Investment in short-term bank deposits	(31,400)	(15,750)
Withdrawal of short-term bank deposits	15,400	19,950
Purchase of property and equipment	(650)	(689)
Investment in marketable securitie	(34,554)	(55,434)
Proceeds from redemption or sale of marketable securities	26,250	49,683
Proceeds from sale of patent	-	100

Net cash used in investing activities	(22,357)	(1,787)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six Months Ended
	June 30,
	2026	2025
Cash flows from financing activities:
Issuance of share capital	-	37,691
Proceeds from exercise of stock options	-	238
Redemption of convertible debt	-	(31,410)

Net cash provided by financing activities	-	6,519

Effect of exchange rate changes on cash and cash equivalents	(32)	409

Decrease (increase) in cash and cash equivalents	(3,348)	10,801
Cash, cash equivalents at the beginning of the period	17,107	16,142

Cash, cash equivalents at the end of the period	$13,759	$26,943

Non-cash activities:
Right-of-use assets obtained in the exchange for operating lease liabilities	593	(71)
Redemption of convertible debt	-	(10,000)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1: - Organization and Description of Business

Allot Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing of leading innovative network intelligence (“Allot Smart”) and security solutions (“Allot Secure”) for mobile and fixed service providers as well as enterprises worldwide.

NOTE 2: - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, and include the accounts of Allot Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of June 30, 2026, was derived from the audited consolidated financial statements as of December 31, 2025, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2025., included in the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2025 filed with the SEC on March 31, 2026. Certain prior year amounts have been reclassified to conform to current year presentation.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2026 and the Company’s condensed consolidated results of operations, shareholders’ equity, and cash flows for the six months ended June 30, 2026 and 2025. The results for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year ending December 31, 2026 or any other future interim or annual period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 2: - Summary of Significant Accounting Policies (Cont.)

Revenues

During the six months ended June 30, 2026 and 2025, the Company recognized revenue of approximately $ 14,524 and $ 12,049, respectively, which was included in the deferred revenue balances at the beginning of each respective period.

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. As of June 30, 2026, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize is $ 112,598 of which approximately $ 84,549 is estimated to be recognized within the next twelve months and approximately $ 28,049 is estimated to be recognized after the next twelve months. Excluding variable considerations related to base fee from security as a service ("SECaaS").

Significant Accounting Policies

Recent Accounting Guidance Not Yet Adopted

ASU 2025-09 derivatives and hedging - In November 2025, the FASB issued ASU 2025-09 to amend the guidance in Derivatives and Hedging (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its financial statement disclosures.

ASU 2025-11 interim reporting - In December 2025, the FASB issued ASU 2025-11 to amend the guidance in Interim Reporting (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. The Company is currently evaluating the impact on its consolidated financial statement disclosures.

ASU 2025-12 codification improvements - In December 2025, the FASB issued ASU 2025-12 Codification Improvements to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its consolidated financial statement.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): “Disaggregation of Income (loss) Statement Expenses” (“ASU 2024-03”). ASU 2024-03 requires disaggregation of certain costs and expenses included in each relevant expense caption on the Company's consolidated income (loss) statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements disclosures.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 2: - Summary of Significant Accounting Policies (Cont.)

In December 2025, the FASB issued ASU 2025-10, “Accounting for Government Grants Received by Business Entities” (“ASU 2025-10”), which establishes the accounting and presentation for government grants received by a business entity. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. ASU 2025-10 permits an entity to apply the new guidance using a modified prospective basis, a modified retrospective basis, or a full retrospective basis. The Company is currently evaluating the impact of adopting ASU 2025-10 on its consolidated financial statements.

Recently issued and adopted pronouncements

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets” (“ASU 2025-05”). This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. The practical expedient allows entities to assume that conditions as of the balance sheet date remain unchanged over the remaining life of these assets, thereby eliminating the need to incorporate macroeconomic forecasts. ASU 2025-05 is effective beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company adopted this ASU as of January 1, 2026. The adoption of this new ASU did not have a material impact on the Company's condensed consolidated financial statements.

NOTE 3: - AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	June 30, 2026				December 31, 2025
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
US Governmental debentures	57,378	-	(33)	57,345	48,630	33	-	48,663

	$57,378	$-	$(33)	$57,345	$48,630	$33	$-	$48,663

As of June 30, 2026 and December 31, 2025, the Company had no investments with a significant unrealized loss for more than 12 months.

As of June 30, 2026 and December 31, 2025, no credit loss impairment was recorded regarding the available for sale marketable securities.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4: - FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its marketable securities, foreign currency derivative instruments and money market funds at fair value. Money market funds are classified within Level 1. This is because these assets are valued using quoted market prices. Foreign currency derivative contracts and Available-for-sale marketable securities are classified within Level 2. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs.

The Company's financial instruments on June 30, 2026, and December 31, 2025, consisted of cash and cash equivalents, bank deposits, trade and other accounts receivable, other current assets and trade and other payables. The carrying amounts of the financial instruments, approximate fair value due to their short maturity.

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of June 30, 2026 and December 31, 2025, respectively:

	As of June 30, 2026
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds -cash equivalent	$5,277	$-	$-	$5,277
Available-for-sale marketable securities	-	57,345	-	57,345
Foreign currency derivative contracts	-	1,579	-	1,579

Total financial assets	$5,277	$58,924	$-	$64,201

	As of December 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds -cash equivalent	$201	$-	$-	$201
Available-for-sale marketable securities	-	48,663	-	48,663
Foreign currency derivative contracts	-	2,654	-	2,654

Total financial assets	$201	$51,317	$-	$51,518

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5: - DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges).

The Company currently hedges such future exposures for a maximum period of two years. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. Cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The Company does not enter into derivative transactions for trading purposes.

The Company had an accumulated unrealized income associated with cash flow hedges of $ 1,387 and $2,909 recorded in other comprehensive income as of the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, and December 31, 2025, the Company had outstanding hedge transactions in the net amount of $ 16,914 and $ 16,180, respectively.

The fair value amounts of outstanding foreign currency contracts in U.S. dollar as of the periods presented were as follows:

	June 30,	December 31,
	2026	2025
Derivatives Designated as Hedging Instruments
Foreign currency contracts	$1,387	$2,599
Derivatives Not Designated as Hedging Instruments
Foreign currency contracts	192	55
Total derivative instruments	$1,579	$2,654

	Six Months Ended
	June 30,
	2026	2025
Amounts reclassified from accumulated other comprehensive income to:
Cost of revenues	$492	$96
Research and development	1,137	218
Sales and marketing	657	122
General and administrative	530	106
Net amount reclassified to earnings from hedging transactions	$2,816	$542

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5: - DERIVATIVE INSTRUMENTS(Cont.)

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by the re-measurement of the underlying assets and liabilities. The derivatives have maturities of up to twelve months. The impact of the non-designated hedge transactions on the net income (loss) for the six months ended June 30, 2026 and 2025, was $2,477 and $1,871 respectively.

As of June 30, 2026, and December 31, 2025, the Company’s outstanding non-hedge transactions were $ 10,672 and $ 11,435, respectively.

NOTE 6: - INVENTORIES

	June 30,	December 31,
	2026	2025

Raw materials	$763	$705
Finished goods	16,734	12,475

	$17,497	$13,180

As of June 30, 2026 and December 31, 2025 , the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 14,371 and $ 10,523 respectively.

NOTE 7: - PROPERTY AND EQUIPMENT, NET

	June 30,	December 31,
	2026	2025
Cost:
Lab equipment	$12,067	$11,970
Computers and peripheral equipment	10,678	10,284
Office furniture and equipment	1,288	1,333
Leasehold improvements	2,087	2,439
SECaaS equipment	4,053	8,536

	30,173	34,562
Accumulated depreciation:
Lab equipment	11,020	10,665
Computers and peripheral equipment	9,563	9,129
Office furniture and equipment	581	594
Leasehold improvements	1,386	1,630
SECaaS equipment	2,304	6,530

	24,854	28,548

Depreciated cost	$5,319	$6,014

Depreciation expenses for the six months ended June 30, 2026 and 2025 was $ 1,345 and $ 2,087 and respectively.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 8: - COMMITMENTS AND CONTINGENT LIABILITIES

a.	Liens and guarantees:

As of June 30, 2026, the Company has provided bank guarantees in respect of performance obligation to customers in an aggregate amount of approximately $ 3,759, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $ 549.

b.	Litigations:

On November 2, 2021 two founders of Netonomy Ltd., a company acquired by Allot in January, 2018, filed a civil claim against Allot (the “plaintiffs”), alleging that Allot breached certain clauses of the share acquisition agreement claiming damages in the amount of app. $ 834. Allot filed its defense statement refuting all claims and denying any breach and obligation to compensate. On March 6, 2023 the Company signed a settlement agreement with the plaintiffs in which the Company agreed to pay the plaintiffs a total amount of $ 260. The plaintiffs waived all claims. The potential liability is that the remaining minority former Netonomy shareholders may file a similar claim.

There are currently no ongoing legal proceedings with any of these minority shareholders.

NOTE 9: - SHAREHOLDERS' EQUITY

a.	Company's shares:

As of June 30, 2026, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

b.	Option Plan and RSUs:

On March 28, 2016, the Company adopted the 2016 Incentive Compensation Plan (the “2016 Incentive Compensation Plan”). The 2016 Incentive Compensation Plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, RSUs, PSUs, and other share-based awards.

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 9: - SHAREHOLDERS' EQUITY (Cont.)

The following provides a summary of the RSUs and PSUs activity for the Company for the six months ended June 30, 2026:

	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	2,343,192	$5.4
Granted	370,259	$8.06
Vested	(737,267)	$6.16
Forfeited	(72,688)	$4.63

Unvested at end of June 2026	1,903,496	$6.65

As of June 30, 2026, $ 11,379 unrecognized compensation cost related to RSUs and PSUs are expected to be recognized over a weighted average vesting period of 2.35 years.

As of June 30, 2026, 1,248,281 Ordinary shares are available for future issuance under the option and RSUs plan.

The Company granted 370,259 and 1,496,627 RSUs in the six months ended June 30, 2026, and 2025, respectively, under the 2016 Incentive Compensation Plan. The fair value of the RSUs vested during the six months ended June 30, 2026 and 2025 is $ 6,043 and $ 5,392, respectively. RSUs vest over a period of between one year to four years, subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

c.	Private placements:

On June 24, 2025, the Company entered into a definitive securities purchase agreement for a private placement financing, led by financial institutions and investment banking firms. Under the securities purchase agreement, the investors purchased 5,000,000 of the Company’s Ordinary shares at a purchase price of $8 per share. In addition, 1,249,995 Ordinary shares were issued in consideration for the extinguishment of debt owed to Lynrock, in the amount of $8,590. The proceeds to the Company amounted to $37,691, net of issuance cost.

d.	Share Repurchase Program

As of June 23, 2026, the Company was authorized to purchase up to $40 million of the Company’s common stock under a share repurchase program (the “Program”). The Program does not obligate the Company to acquire any specific number of shares. Under the Program, shares may be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 10: - TAXES ON INCOME

The Company’s quarterly tax provision and estimates of its annual effective tax rate are subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, non-deductible expenses, excess tax benefits from share-based compensation awards, and changes in its valuation allowance. Income tax expenses were $ 872 and $ 628 for the six months ended June 30, 2026 and 2025, respectively.

NOTE 11: - GEOGRAPHIC AND SEGMENT INFORMATION

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. Our Chief Executive Officer is our chief operating decision maker who evaluates performance and makes operating decisions about allocating resources based on consolidated financial data. Our CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations, evaluate return on total assets in deciding whether to invest in the development and expansion of our consolidated operations or into strategic transactions, such as acquisitions and capital repurchases. The Company’s CODM does not regularly review asset information and, therefore, the Company does not report asset information.

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Six months ended June 30,
	2026	2025
Europe	$19,995	$24,391
Asia and Oceania	11,780	7,865
Americas	12,301	6,760
Middle East and Africa	10,086	8,185

	$54,162	$47,201

The following presents total long-lived assets, including property, plant and equipment and right-of-use assets, as of June 30, 2026, and December 31, 2025:

	June 30,	December 31,
	2026	2025
Israel	$11,516	$10,978
Other	351	554
	$11,867	$11,532

ALLOT LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 12: - CONVERTIBLE NOTES

On February 14, 2022, the Company issued to Lynrock Lake Master Fund LP a senior unsecured promissory note in an aggregate principal amount of $40,000 (the “Note”). The Note is convertible into the company's ordinary shares atan initial conversion rate of 97.0874 ordinary shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per ordinary share).

The Note was fully redeemed in June 2025 in connection with a public offering of the Company’s ordinary shares. As a result, the Company recognized a loss from extinguishment in the amount of $1,410.